Filed pursuant to Rule 433

Registration No. 333-135112

DOMINION RESOURCES, INC.

FINAL TERM SHEET

June 20, 2006

2006 Series A Enhanced Junior Subordinated Notes Due 2066

Issuer:	Dominion Resources, Inc. (DRI)

Principal Amount:	$300,000,000

Expected Ratings:	Baa3(Stable)/BB+(Stable)/BBB(Stable) (Moody’s/S&P/Fitch)

Offering Description:	Enhanced Junior Subordinated Notes due 2066

Trade Date:	June 20, 2006

Settlement Date:	June 23, 2006

Final Maturity Date:	June 30, 2066

Optional Redemption:

In whole or in part, on or after June 30, 2016, at par, plus any accrued and unpaid interest;

in whole, at any time before June 30, 2016, if certain changes occur in tax laws at the Tax Event Make-Whole Amount, plus any accrued and unpaid interest (See Additional Terms below)

Interest During Fixed Rate Period:	7.50% semi-annually in arrears until June 30, 2016, payable on June 30 and December 30, commencing December 30, 2006, subject to DRI’s right to defer interest on one or more occasions for up to 10 consecutive years

Interest During Floating Rate Period:	Beginning June 30, 2016, at a floating rate based on three month LIBOR plus 282.5 basis points, reset quarterly, payable quarterly in arrears on March 30, June 30, September 30 and December 30, commencing September 30, 2016, subject to DRI’s right to defer interest on one or more occasions for up to 10 consecutive years

Treasury Benchmark:	5 1/8% due May 15, 2016

Benchmark Yield:	5.149%

Spread to Benchmark:	240 bps

Reoffer Yield:	7.549%

Price to Public:	99.657%

Proceeds to Company Before Expenses:	98.157%

CUSIP/ISIN:	25746UAY5/US25746UAY55

Additional Terms:

The following supersedes the information in the Issuer’s Preliminary Prospectus Supplement dated June 19, 2006 and Base Prospectus dated June 19, 2006 (together, the Prospectus) regarding the redemption price to be paid by the Issuer in the event the Junior Subordinated Notes are redeemed following a Tax Event. The Junior Subordinated Notes also remain subject to redemption before their maturity, in whole or in part, on one or more occasions any time on or after June 30, 2016, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest. All capitalized terms that are not defined below have the same meanings as in the Prospectus.

At any time before June 30, 2016, the Company will have the right to redeem all, but not fewer than all, of the Junior Subordinated Notes, at a redemption price equal to the Tax Event Make-Whole Amount plus accrued and unpaid interest thereon through, but not including, the redemption date, at any time within 90 days after the occurrence of a Tax Event.

The Tax Event Make-Whole Amount will be determined in accordance with the following provisions:

“Tax Event Make-Whole Amount” means an amount equal to the greater of (i) 100% of the principal amount of the Junior Subordinated Notes or (ii) as determined by a Quotation Agent as of the redemption date, the sum of the present value of each scheduled payment of principal and interest on the Junior Subordinated Notes from the redemption date to June 30, 2016, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

“Comparable Treasury Issue” means, with respect to any redemption date, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the time period from the redemption date to June 30, 2016 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities with a term to maturity comparable to such time period. If no United States Treasury security has a maturity which is within a period from three months before to three months after June 30, 2016, the two most closely corresponding United States Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average, after excluding the highest and lowest such Reference Treasury Dealer Quotations, of up to five Reference Treasury Dealer Quotations for such redemption date, or (B) if the Quotation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Quotation Agent” means one of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., and their respective successors as selected by us; provided, however, that if all of these firms cease to be a primary United States Government securities dealer in New York City (a Primary Treasury Dealer), we will substitute another Primary Treasury Dealer as Quotation Agent.

“Reference Treasury Dealer” means (i) Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and their respective successors; provided, however, that if any of these firms shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that firm; and (ii) up to two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the time period from the redemption date to June 30, 2016, (if no maturity is within three months before or after such time period, yields for the two published maturities most closely corresponding to such time period shall be determined by the Quotation Agent and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

Book-Running Managers:	Goldman, Sachs & Co. and Merrill Lynch & Co. (Joint Structuring Coordinators) and Lehman Brothers Inc.

Co-Managers:	Banc of America Securities LLC, UBS Investment Bank, BNP PARIBAS, Lazard Capital Markets, Scotia Capital and SunTrust Robinson Humphrey

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman, Sachs & Co.	1-866-471-2526 (toll free)
Merrill Lynch & Co.	1-866-500-5408 (toll free)
Lehman Brothers	1-888-603-5847 (toll free)